October 6, 2011

VIA EDGAR SUBMISSION

Mr. Ramin Olson, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Exelon Corporation
Registration Statement on Form S-4 (File No. 333-175162)

Dear Mr. Olson:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Exelon Corporation (the “Registrant”) respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-175162) be accelerated by the Securities and Exchange Commission (the “Commission”) to October 11, 2011 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Laura Hazelwood at Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0908 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Bruce G. Wilson
Bruce G. Wilson Senior Vice President & Deputy General Counsel Exelon Corporation